FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT JUNE 30, 2009 & 2008

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO JUNE 30, 2009 & 2008

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM JANUARY 01 TO JUNE 30, 2009 & 2008

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-12 DATA PER SHARE - CONSOLIDATED INFORMATION

FS-13 RATIOS - CONSOLIDATED INFORMATION

FS-14 STATE OF CASH FLOW (INDIRECT METHOD)

FS-15 STATE OF CASH FLOW (INDERECT METHOD) - BREAKDOWN OF MAIN CONCEPTS

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION)

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT JUNE 30, 2009 & 2008

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	184,491,038	100	170,846,015	100

s02	CURRENT ASSETS	55,941,938	30	35,913,510	21
s03	CASH AND SHORT-TERM INVESTMENTS	14,445,527	8	9,729,274	6
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	17,940,633	10	17,407,662	10
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	5,253,325	3	4,232,329	2
s06	INVENTORIES	2,006,825	1	1,886,914	1
s07	OTHER CURRENT ASSETS	16,295,628	9	2,657,331	2
s08	LONG - TERM	1,614,872	1	1,471,477	1
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,490,283	1	1,344,555	1
s11	OTHER INVESTMENTS	124,589	0	126,922	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	109,574,924	59	115,435,506	68
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	402,074,557	218	392,572,812	230
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	293,415,776	159	277,938,487	163
s17	CONSTRUCTIONS IN PROGRESS	916,143	0	801,181	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,131,166	1	2,382,556	1
s19	OTHER ASSETS	15,228,138	8	15,642,966	9

s20	TOTAL LIABILITIES	142,057,471	100	133,746,734	100

s21	CURRENT LIABILITIES	58,348,180	41	32,116,191	24
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	25,045,472	18	1,366,977	1
s24	STOCK MARKET LOANS	12,542,185	9	10,684,100	8
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	1,954,870	1	1,746,005	1
s26	OTHER CURRENT LIABILITIES	18,805,653	13	18,319,109	14
s27	LONG - TERM LIABILITIES	63,278,408	45	79,186,800	59
s28	BANK LOANS	36,337,692	26	44,789,625	33
s29	STOCK MARKET LOANS	26,940,716	19	34,397,175	26
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	378,926	0	445,122	0
s32	OTHER NON CURRENT LIABILITIES	20,051,957	14	21,998,621	16

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	42,433,567	100	37,099,281	100

s34	NON-CONTROLLING INTEREST	45,923	0	40,025	0
s35	CONTROLLING INTEREST	42,387,644	100	37,059,256	100
s36	CONTRIBUTED CAPITAL	9,089,193	21	9,253,292	25
s79	CAPITAL STOCK (NOMINAL)	9,089,193	21	9,253,292	25
s39	PREMIUM ON SALES OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	CAPITAL INCREASE (DECREASE)	33,298,451	78	27,805,964	75
s42	RETAINED EARNINGS AND CAPITAL RESERVE	32,398,871	76	27,105,405	73
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	899,580	2	700,559	2
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND AVAILABLE INVESTMENTS	14,445,527	100	9,729,274	100
s46	CASH	1,187,071	8	1,282,409	13
s47	AVAILABLE INVESTMENTS	13,258,456	92	8,446,865	87

s07	OTHER CURRENT ASSETS	16,295,628	100	2,657,331	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	12,893,211	79	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	3,402,417	21	2,657,331	100

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,131,166	100	2,382,556	100
s48	AMORTIZED OR REDEEMED EXPENSES	1,168,899	55	1,371,672	58
s49	GOODWILL	0	0	0	0
s51	OTHERS	962,267	45	1,010,884	42

s19	OTHER ASSETS	15,228,138	100	15,642,966	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS FOR EMPLOYEES	12,945,718	85	13,462,467	86
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	2,282,420	15	2,180,499	14

s21	CURRENT LIABILITIES	58,348,180	100	32,116,191	100
s52	FOREIGN CURRENCY LIABILITIES	36,528,292	63	13,351,583	42
s53	MEXICAN PESOS LIABILITIES	21,819,888	37	18,764,608	58

s26	OTHER CURRENT LIABITIES	18,805,653	100	18,319,109	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	182,729	1	1,271,248	7
s89	INTEREST LIABILITIES	959,684	5	974,746	5
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	9,924,179	53	8,742,636	48
s105	BENEFITS FOR EMPLOYEES	7,739,061	41	7,330,479	40

s27	LONG-TERM LIABILITIES	63,278,408	100	79,186,800	100
s59	FOREIGN CURRENCY LIABILITIES	46,878,408	74	58,055,364	73
s60	MEXICAN PESOS LIABILITIES	16,400,000	26	21,131,436	27

s31	DEFERRED LIABILITIES	378,926	100	445,122	100
s65	GOODWILL	0	0	0	0
s67	OTHERS	378,926	100	445,122	100

s32	OTHER NON CURRENT LIABILITIES	20,051,957	100	21,998,621	100
s66	DEFERRED TAXES	15,550,499	78	16,289,112	74
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	4,501,458	22	5,709,509	26
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	9,089,193	100	9,253,292	100
s37	CAPITAL STOCK (NOMINAL)	79,457	1	81,598	1
s38	RESTATEMENT OF CAPITAL STOCK	9,009,736	99	9,171,694	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	32,398,871	100	27,105,405	100
s93	LEGAL RESERVE	1,880,513	6	1,880,513	7
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	19,835,122	61	13,463,567	50
s45	NET INCOME FOR THE YEAR	10,683,236	33	11,761,325	43

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	899,580	100	700,559	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	207,262	23	1,320	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	1,068,392	119	1,103,530	158
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(376,074)	(42)	(404,291)	(58)
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	(2,406,242)	3,797,319
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	89	96
s75	EMPLOYEES (*)	9,371	9,740
s76	WORKERS (*)	44,124	45,165
s77	OUTSTANDING SHARES (*)	18,403,277,360	18,899,199,160
s78	REPURCHASE OF OWN SHARER(*)	151,776,000	461,198,310
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO JUNE 30, 2009 & 2008 -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	59,809,770	100	62,047,386	100
r02	COST OF SALES AND SERVICES	31,512,675	53	31,801,108	51
r03	GROSS INCOME	28,297,095	47	30,246,278	49
r04	OPERATING EXPENSES	10,186,774	17	9,704,392	16
r05	OPERATING INCOME	18,110,321	30	20,541,886	33
r08	OTHER EXPENSES AND INCOMES (NET)	(857,735)	(1)	(883,862)	(1)
r06	COMPREHENSIVE FINANCING COST	(1,804,344)	(3)	(3,164,878)	(5)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSINESSES AND AFFILIATES	79,710	0	21,982	0
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	15,527,952	26	16,515,128	27
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	4,843,711	8	4,754,999	8
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	10,684,241	18	11,760,129	19
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r18	NET INCOME	10,684,241	18	11,760,129	19
r19	NET INCOME OF NON-CONTROLLING INTEREST	1,005	0	(1,196)	0
r20	NET INCOME OF CONTROLLING INTEREST	10,683,236	18	11,761,325	19

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	59,809,770	100	62,047,386	100
r21	DOMESTIC	57,595,307	96	60,389,593	97
r22	FOREIGN	2,214,463	4	1,657,793	3
r23	TRANSLATION INTO DOLLARS (***)	157,994	0	161,200	0

r08	OTHER EXPENSES AND INCOMES (NET)	(857,735)	100	(883,862)	100
r49	OTHER EXPENSES AND INCOMES (NET)	203,082	(24)	140,528	(16)
r34	EMPLOYEE PROFIT SHARING	1,268,761	(148)	1,411,442	(160)
r35	DEFERRED EMPLOYEE PROFIT SHARING	(207,944)	24	(387,052)	44

r06	COMPREHENSIVE FINANCING COST	(1,804,344)	100	(3,164,878)	100
r24	INTEREST EXPENSE	3,302,592	(183)	2,958,738	(93)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	399,434	(22)	328,640	(10)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	1,098,814	(61)	(534,780)	17
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	4,843,711	100	4,754,999	100
r32	INCOME TAX	5,346,801	110	5,393,280	113
r33	DEFERRED INCOME TAX	(503,090)	(10)	(638,281)	(13)

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

--

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	59,809,770	62,047,386
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	121,867,619	126,855,405
r39	OPERATING INCOME (**)	37,311,404	41,589,469
r40	NET INCOME OF CONTROLLING INTEREST (**)	19,098,847	29,640,323
r41	NET INCOME (**)	19,101,023	29,994,040
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	8,584,224	8,577,642

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM JANUARY 01 TO JUNE 30, 2009 & 2008 -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	29,792,355	100	30,925,356	100
rt02	COST OF SALES AND SERVICES	16,058,479	54	16,040,085	52
rt03	GROSS INCOME	13,733,876	46	14,885,271	48
rt04	OPERATING EXPENSES	5,240,809	18	4,973,059	16
rt05	OPERATING INCOME	8,493,067	29	9,912,212	32
rt08	OTHER EXPENSES AND INCOMES (NET)	(608,075)	(2)	(482,930)	(2)
rt06	COMPREHENSIVE FINANCING COST	589,507	2	(598,932)	(2)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSINESSES AND AFFILIATES	80,821	0	11,221	(0)
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	8,555,320	29	8,841,571	29
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,631,076	9	2,654,610	9
rt11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	5,924,244	20	6,186,961	20
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt18	NET INCOME	5,924,244	20	6,186,961	20
rt19	NET INCOME OF NON-CONTROLLING INTEREST	354	0	(121)	(0)
rt20	NET INCOME OF CONTROLLING INTEREST	5,923,890	20	6,187,082	20

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	29,792,355	100	30,925,356	100
rt21	DOMESTIC	28,849,613	97	30,083,200	97
rt22	FOREIGN	942,742	3	842,156	3
rt23	TRANSLATION INTO DOLLARS (***)	69,973	0	84,935	0

rt08	OTHER REVENUES AND (EXPENSES), NET	(608,075)	100	(482,930)	100
rt49	OTHER REVENUES AND (EXPENSES), NET	13,016	(2)	74,741	(15)
rt34	EMPLOYEE PROFIT SHARING	607,006	(100)	712,378	(148)
rt35	DEFERRED EMPLOYEE PROFIT SHARING	14,085	(2)	(154,707)	32

rt06	COMPREHENSIVE FINANCING COST	589,507	100	(598,932)	100
rt24	INTEREST EXPENSE	1,268,816	215	773,477	(129)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	191,136	32	195,113	(33)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	1,667,187	283	(20,568)	3
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,631,076	100	2,654,610	100
rt32	INCOME TAX	2,700,838	103	2,654,894	100
rt33	DEFERRED INCOME TAX	(69,762)	(3)	(284)	(0)

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	4,316,906	4,287,688

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$1.03	$1.53
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00	$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00	$0.00
d04	INCOME (LOSS) FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$1.03	$1.53
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME (LOSS) FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00	$0.00
d08	CARRYING VALUE PER SHARE	$2.30	$1.96
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.21	$0.21
d10	SHARE DIVIDENDS PER SHARE	0.00 shares	0.00 shares
d11	MARKET PRICE TO CARRYING VALUE	4.67 times	6.24 times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	10.43 times	8.00 times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00 times	0.00 times
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
p01	NET INCOME (LOSS) TO OPERATING REVENUES	17.86%	18.95%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	45.01%	80.85%
p03	NET INCOME TO TOTAL ASSETS ( **)	10.35%	17.56%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	19.23	11.15
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.00%	0.00%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.66 times	0.74 times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.11 times	1.10 times
p08	INVENTORIES ROTATION (**)	32.01 times	34.70 times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	47.00 days	44.00 days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	7.93%	6.83%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	77.00%	78.28%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	3.35 times	3.61 times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	58.71%	53.39%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	57.75%	68.60%
p15	OPERATING INCOME (LOSS) TO INTEREST PAID	5.48 times	6.94 times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	0.86 times	0.95 times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	0.96 times	1.12 times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.92 times	1.06 times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.39 times	0.27 times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	24.76%	30.29%
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF E	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
	OPERATION ACTIVITIES
e01	INCOME (LOST) BEFORE INCOME TAXES	15,527,952	16,515,128
e02	+(-) ITEMS NOT REQUIRING CASH	3,711,114	3,263,450
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	8,905,605	8,978,375
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	2,296,383	3,045,597
e05	CASH FLOWS BEFORE INCOME TAX	30,441,054	31,802,550
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(6,106,429)	(5,894,551)
e07	NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES	24,334,625	25,907,999
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(6,544,257)	(7,444,591)
e09	CASH IN EXCESS (REQUIRED) TO BE APPLIED IN FINANCING ACTIVITIES	17,790,368	18,463,408

	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	(9,481,404)	(13,431,886)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	8,308,964	5,031,522
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	6,136,563	4,697,752
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	14,445,527	9,729,274

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF E	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
e02	+(-) ITEMS NOT REQUIRING CASH	3,711,114	3,263,450
e15	+ESTIMATES FOR THE PERIOD	14,455	9,485
e16	+PROVISIONS FOR THE PERIOD	3,689,839	3,291,296
e17	+(-) OTHER UNREALIZED ITEMS	6,820	(37,331)

e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	8,905,605	8,978,375
e18	+DEPRECIATION AND AMORTIZATION FOR THE PERIOD (*)	8,985,313	9,000,358
e19	(-)+GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-)+EQUITY RESULTS OF ASSOCIATES AND JOINT VENTURES	(79,708)	(21,983)
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	0	0

e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	2,296,383	3,045,597
e25	+ACCRUED INTERESTS	3,302,591	2,958,738
e26	+(-) OTHER ITEMS	(1,006,208)	86,859

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(6,106,429)	(5,894,551)
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(1,990,191)	(1,281,758)
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	(92,519)	304,196
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	(657,847)	6,165
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	(322,915)	(408,667)
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	3,230,839	465,644
e32	+(-) INCOME TAXES PAID OR RETURNED	(6,273,796)	(4,980,131)

e08	NET CASH FLOWS OF INVESTING ACTIVITIES	(6,544,257)	(7,444,591)
e33	- PERMANENT INVESTMENT IN SHARES	(87,890)	(22,259)
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	95,376
e35	- INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	(6,844,281)	(7,002,078)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	6,391	(38,641)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	0	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDENDS RECEIVED	0	0
e42	+ INTERESTS RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	381,523	(476,989)

e10	NET CASH FLOWS OF FINANCING ACTIVITIES	(9,481,404)	(13,431,886)
e45	+ BANK FINANCING	167,296	5,445,252
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	0	0
e48	(-) BANK FINANCING AMORTIZATION	(4,144,277)	(1,692,970)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	0	0
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	(3,880,930)	(3,955,789)
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	(2,249,594)	(2,472,404)
e56	(-) REPURCHASE OF SHARES	(1,695,687)	(8,564,033)
e57	+(-) OTHER ITEMS	2,321,788	(2,191,942)

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM ACCOUNT R47 IT SHALL BE EXPLAINED IN NOTES

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

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Highlights

Second Quarter 2009

  Economy - In 2009, the economy of the country has decreased at a double digit rate, the steepest decline in the GDP since 1932. In spite of this, TELMEX maintained its focus on growth in broadband services, IT (Information Technology) and computer sales to continue to drive the digital culture and the technological development of the country. This dynamic growth has been achieved through of significant investments carried out in the last 10 years.

  Our prices have decreased in nominal terms for the past 9 years. With the strong devaluation of the peso, prices in dollar terms are even lower, ranking Mexico among the world’s major economies with the lowest cost for a telephone line that includes 100 unlimited local calls plus maintenance (11.5 dollars per month plus VAT).

  Broadband – In the last 5 and a half years, we had significant growth in broadband Infinitum services reaching 5.9 million customers at June 2009 compared with 179 thousand customers and less than 42% of market share in December 2003, which in addition to the substantial growth in services of our competitors makes Mexico one of the countries with the highest broadband growth rates in the world. The annual average growth rate is more than 70%, achieving broadband penetration of approximately 30% in homes. (Bank of America / Merrill Lynch, Global Wireline Matrix 2009).

  The main limitation for broadband growth in Mexico is the lack of computers since only one out of four homes has a computer.  However, more than 90% of homes with a computer have access to broadband Internet. In order to increase computer penetration in Mexican homes, we have enhanced our multi-service packages to include an offering of a laptop. Depending on the customer’s PC choice, the cost may be as low as 100 pesos (VAT included) per month in installments up to 48 months with a down payment starting at 949 pesos.

  During 2009, our investments in traditional voice lines and in telecommunications services in rural communities have decreased. On the other hand, we continue investing to drive broadband services and IT.

  In the second quarter, total revenues were 29.8 billion pesos, 3.7% lower than the same period of the previous year. These results reflected decreases of 7.3%, 16.8%, and 11.3% in local, long distance and interconnection revenues, respectively, as well as increases of 26.5% in Internet access revenues and 16.0% in corporate networks revenues.

  From April to June 2009, EBITDA (1) totaled 13.0 billion pesos, 9.7% lower than the second quarter of last year. Operating income totaled 8.5 billion pesos, 14.3% lower than last year’s second quarter.

  Net income in the quarter totaled 5.9 billion pesos, 4.3% lower than the same period of last year. For the second quarter, earnings per share were 32 Mexican cents, similar to the second quarter of last year, and earnings per ADR (2) were 47 US cents, a decrease of 24.2% compared with the same quarter of 2008.

  TELMEX’s total debt at June 30, 2009 was the equivalent of 7.640 billion dollars. Total net debt (3) was equivalent to 6.546 billion dollars, 1.379 billion dollars less than June 30, 2008. On July 8, 2009 we placed 4 billion pesos in two-year tradable certificates (TELMEX 09) at 28 days Mexican interbank equilibrium interest rate (TIIE) plus 74 basis points, and we sold another 4 billion pesos of four-year tradable certificates (TELMEX 09-2) at 28 days Mexican interbank equilibrium interest rate (TIIE) plus 95 basis points. These issuances were rated “mxAAA” by Standard & Poor’s and “Aaa.mx” by Moody’s.

  In the second quarter, capital expenditures (capex) were the equivalent of 166 million dollars and for the six months, capex was the equivalent of 390 million dollars. From April to June, the company used 823 million pesos to repurchase 75 million 367 thousand of its own shares.

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Operating Results

Lines in service and local traffic

At the end of the second quarter, the number of lines in service was 17 million 415 thousand, 99 thousand lower than the first quarter of 2009. The number of disconnections is occurring mainly as a result of competition from fixed, mobile and pay TV companies and also because our packages enable some of our customers to cancel additional lines.

Of our lines in service, approximately 10.3 million are in areas that interest competitors and where they also have presence. However, 7.1 million lines are in areas that hold no interest to competitors. In the first half, these lines generated revenues of approximately 9.391 billion pesos and an operating loss of 1.768 billion pesos.

During the second quarter, local traffic decreased 6.9% compared with the same period of 2008, totaling 5.257 billion local calls. Local traffic volume continues to be affected mainly by the increase in penetration of cellular telephony, which is changing customers’ consumption habits, and by competition from local and pay TV companies.

Long distance

In the second quarter, domestic long distance (DLD) traffic decreased 1.2% compared with last year’s second quarter, totaling 5.055 billion minutes, due to the decrease in termination traffic with cellular operators, more multi-service package offerings that include DLD minutes and higher traffic from other fixed telephony operators.

From April to June, outgoing international long distance (ILD) traffic decreased 36.1% compared with last year’s second quarter, totaling 345 million minutes due to the decrease in traffic from mobile operators and the slowdown of industrial activity in the country. Incoming international long distance traffic decreased 16.2% compared with the same period of the previous year, totaling 1.381 billion minutes. The incoming-outgoing ratio was 4.0x.

Interconnection

In the second quarter, interconnection traffic totaled 10.882 billion minutes, 5.2% lower than the same quarter of 2008, mainly due to the decrease of 11.0% in calling party pays traffic. Interconnection traffic with local, long distance and cellular telephony operators decreased 3.5%.

Internet access

In the last 5 and a half years, we had significant growth in broadband Infinitum services reaching 5.9 million customers at June 2009 compared with 179 thousand customers and less than 42% of market share in December 2003, which in addition to the substantial growth in services of our competitors makes Mexico one of the countries with the highest broadband growth rates in the world. The annual average growth rate is more than 70%, achieving broadband penetration of approximately 30% in homes. (Bank of America / Merrill Lynch, Global Wireline Matrix 2009).

This growth has been supported by our multi-service packages. These packages benefit families and small and medium-sized businesses by offering discounts up to 42% and access to broadband service and different voice services. This strategy delivered growth of 95.4% in the number of packages compared with the same period of 2008. At the same time, we offer corporate customers special plans based on their consumption patterns.

The main limitation for broadband growth in Mexico is the lack of computers since only one out of four homes has a computer.  However, more than 90% of homes with a computer have access to broadband Internet. In order to increase computer penetration in Mexican homes, we have expanded our multi-service packages to include an offering of a laptop. Depending on the customer’s PC choice, the cost may be as low as 100 pesos (VAT included) per month in installments up to 48 months with a down payment of 949 pesos.

Financial Results

The following financial information for 2009 and 2008 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Revenues: In the second quarter, revenues totaled 29.792 billion pesos, a decrease of 3.7% compared with the same period of the previous year. These results include decreases of 7.3% in local service revenues, 16.8% in long distance service revenues and 11.3% in interconnection revenues. The decrease in interconnection revenues reflected a decline of 6.6% in the average revenue of calling party pays services, partially offset by increases of 26.5% in Internet access revenues and 16.0% in corporate networks revenues.

  Local: Local service revenues totaled 11.432 billion pesos in the second quarter; a decrease of 7.3% compared with the same quarter of 2008, due to the 6.4% decrease in revenue per local billed call and the decrease of 6.9% in local traffic volume.

  DLD: In the quarter, DLD revenues totaled 3.560 billion pesos, 14.7% lower than the second quarter of 2008, due to the 1.2% decrease in traffic and the 13.7% decline in the average revenue per minute. The results reflected increased market penetration of packages that include long distance minutes, which incentivizes traffic but reduces average revenue per minute.

  ILD: From January to March, ILD revenues totaled 1.661 billion pesos, a decrease of 21.0% compared with the same period of the previous year. Outgoing traffic revenues declined 23.5% to 1.062 billion pesos compared with the second quarter of 2008 due to the decrease in outgoing traffic of 36.1% and a 19.7% increase in the average revenue per minute. Incoming international long distance traffic revenues totaled 599 million pesos, a decrease of 16.2% compared with the second quarter of 2008.

  Interconnection: In the quarter, interconnection revenues decreased 11.3% to 4.233 billion pesos compared with the second quarter of 2008, mainly due to the 11.0% decline in calling party pays traffic and the decrease of 6.6% in the calling party pays rate.

  Corporate networks: In the corporate market, we continue promoting growth of VPN (Virtual Private Networks) and the integration of value-added products in our product and services offering. As a result we have been able to increase our participation in the information technology and telecommunications budgets of our customers. These initiatives allowed corporate service revenues to total 3.343 billion pesos, an increase of 16.0% compared with the second quarter of last year.

  Internet access: Revenues from Internet access in the second quarter totaled 4.024 billion pesos, 26.5% higher than last year’s second quarter due to the increase of 48.7% in Internet access services offset by lower average unit revenue for broadband Infinitum services.

Costs and expenses: In the second quarter, total costs and expenses were 21.299 billion pesos, an increase of 1.4% compared with the same period of 2008, mainly due to higher commissions related to growth in broadband services, charges related to labor costs and a higher reserve for uncollectables, partially offset by initiatives carried out to optimize resource use.

  Cost of sales and services: In the second quarter, cost of sales and services increased 6.7% compared with the same period of 2008, totaling 8.540 billion pesos, due to higher costs related to computer sales and charges related to labor costs.

  Commercial, administrative and general: In the second quarter, commercial, administrative and general expenses totaled 5.241 billion pesos, 5.4% higher than last year’s second quarter, mainly due to higher commissions related to growth in broadband services and an increase in the reserve for uncollectables.

  Interconnection: Interconnection costs totaled 2.991 billion pesos, a decrease of 15.2% compared with the second quarter of 2008 due to the 9.9% decrease in the amount paid to cellular telephony operators for calling party pays services and the decrease of 11.0% in calling party pays traffic.

  Depreciation and amortization: In the second quarter, depreciation and amortization increased 0.3% compared with the same period of 2008, to 4.527 billion pesos.

EBITDA (1) and operating income: EBITDA (1) totaled 13.020 billion pesos in the second quarter, a decrease of 9.7% compared with the same period of last year. The EBITDA margin was 43.7%. Operating income totaled 8.493 billion pesos in the second quarter and the operating margin was 28.5%.

Financing cost: In the second quarter, financing cost produced a gain of 589 million pesos. This resulted from: i) a net interest charge of 1.078 billion pesos, mainly due to the recognition of the market value of interest rate swaps, partially offset by the decrease in interest paid due to lower debt and ii) a net exchange gain of 1.667 billion pesos from the second-quarter exchange rate appreciation of 1.1294 pesos per dollar and 5.351 billion dollars in dollar-peso hedges.

Net income: In the second quarter, net income totaled 5.924 billion pesos, 4.3% lower than the same period of the previous year. Earnings per share were 32 Mexican cents, similar to last year’s second quarter, and earnings per ADR (2) were 47 US cents, a decrease of 24.2% compared with the same period of 2008.

Investments: In the second quarter, capital expenditures (capex) were the equivalent of 166 million dollars and for the six months, capex was the equivalent of 390 million dollars, of which 72.1% was used for projects in the data, connectivity and transmission platforms and the rest for other projects providing operational support.

Debt: Total debt at June 30, 2009 was the equivalent of 7.640 billion dollars, of which 62.7% is long-term, 45.4% has fixed rates considering interest rate swaps, and 81.0% is in foreign currency, equivalent to 6.186 billion dollars. To minimize risks from variations in the exchange rate, we have dollar-peso hedges for 5.351 billion dollars. Total net debt (3) decreased during the last twelve months the equivalent of 1.379 billion dollars, bringing the total to 6.546 billion dollars.

On July 8, 2009 we placed 4 billion pesos in two-year tradable certificates (TELMEX 09) at 28 days Mexican interbank equilibrium interest rate (TIIE) plus 74 basis points and we sold another 4 billion pesos of four-year tradable certificates (TELMEX 09-2) at 28 days Mexican interbank equilibrium interest rate (TIIE) plus 95 basis points. These issuances were rated “mxAAA” by Standard & Poor’s and “Aaa.mx” by Moody’s.

Repurchase of shares: During the second quarter, the company used 823 million pesos to repurchase 75 million 367 thousand of its own shares.

On July 2 and 3, 2009, COFECO (Comisión Federal de Competencia) Mexico’s Antitrust Commission, notified TELMEX of two resolutions in which it declares the company has: i) substantial power in wholesale markets of local, domestic long distance, international long distance of leased dedicated links and interconnection and ii) substantial power in relevant markets in local transit of public switched voice traffic through public telecommunications networks.  TELMEX will act on its rights to a review process as provided in the “Ley Federal de Competencia Económica” (Federal Economic Competition Law) in the time frame and under the conditions set by law. The resolutions put forth by COFECO will not take effect while that process is under way. TELMEX believes that its arguments are sound; nevertheless, there is no certainty of the outcome in this matter.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting separation of the local and long distance services is presented below for the second quarter of 2009 and 2008.

Mexico Local Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		2Q2009		2Q2008	Inc.		6 months 09		6 months 08	Inc.
Revenues
Access, rent and measured service	Ps.	11,333	Ps.	12,153	(6.7)	Ps.	22,773	Ps.	24,638	(7.6)
LADA interconnection		1,270		940	35.1		2,621		1,883	39.2
Interconnection with operators		497		369	34.7		937		747	25.4
Interconnection with cellular operators		2,834		3,122	(9.2)		5,609		6,249	(10.2)
Other		3,697		3,783	(2.3)		7,386		7,419	(0.4)
Total		19,631		20,367	(3.6)		39,326		40,936	(3.9)

Costs and expenses
Cost of sales and services		6,266		5,854	7.0		12,098		11,358	6.5
Commercial, administrative and general		4,706		4,591	2.5		9,246		8,856	4.4
Interconnection		1,871		2,249	(16.8)		3,683		4,357	(15.5)
Depreciation and amortization		2,682		2,852	(6.0)		5,353		5,733	(6.6)
Total		15,525		15,546	(0.1)		30,380		30,304	0.3

Operating income	Ps.	4,106	Ps.	4,821	(14.8)	Ps.	8,946	Ps.	10,632	(15.9)

EBITDA (1)	Ps.	6,788	Ps.	7,673	(11.5)	Ps.	14,299	Ps.	16,365	(12.6)

EBITDA margin (%)		34.6		37.7	(3.1)		36.4		40.0	(3.6)
Operating margin (%)		20.9		23.7	(2.8)		22.7		26.0	(3.3)

Mexico Long Distance Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		2Q2009		2Q2008	Inc.		6 months 09		6 months 08	Inc.
Revenues
Domestic long distance	P.	4,095	P.	4,852	(15.6)	P.	8,339	P.	9,670	(13.8)
International long distance		1,587		2,157	(26.4)		3,393		4,305	(21.2)
Total		5,682		7,009	(18.9)		11,732		13,975	(16.1)

Costs and expenses
Cost of sales and services		1,290		1,278	0.9		2,741		2,723	0.7
Commercial, administrative and general		1,344		1,456	(7.7)		2,691		2,735	(1.6)
Interconnection to the local network		1,831		1,877	(2.5)		3,824		3,753	1.9
Depreciation and amortization		469		571	(17.9)		990		1,112	(11.0)
Total		4,934		5,182	(4.8)		10,246		10,323	(0.7)

Operating income	P.	748	P.	1,827	(59.1)	P.	1,486	P.	3,652	(59.3)

EBITDA (1)	P.	1,217	P.	2,398	(49.2)	P.	2,476	P.	4,764	(48.0)

EBITDA margin (%)		21.4		34.2	(12.8)		21.1		34.1	(13.0)
Operating margin (%)		13.2		26.1	(12.9)		12.7		26.1	(13.4)

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

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(Figures in thousands of Mexican pesos)

RECOGNITION OF THE EFFECTS OF INFLATION

From January 1, 2008, Mexican FRS B-10 “Effects of Inflation”, replaced Mexican accounting Bulletin B-10 “Accounting Recognition of the Effects of Inflation on Financial Information”. Based on Mexican FRS B-10, the economic environments in Mexico in 2009 and 2008 have been qualified as non-inflationary, due to inflation in the preceding three fiscal years was 15.01% and 11.56%, respectively. Therefore, during 2009 and 2008 the effects of inflation on financial information of this period were not recognized, keeping the effects of inflation recognized up to December 31, 2007.

BALANCE SHEET

S 23 AND S 28 BANK LOANS

In this item are included the bank credits related to purchase programs to suppliers that have been traditionally reported in the suppliers' credits item of the Balance Sheet because long-term caption to suppliers does not exist in EMISNET.

TELMEX entered into a syndicated loan agreement in 2004, which was restructured in 2005 and 2006 to improve the credit conditions and increase the total loan amount to 3 billion dollars divided in three tranches, the first one for 1.3 billion dollars with a three-year maturity, the second one for 1 billion dollars with a five-year maturity years and the third one for 700 million dollars with a seven- year maturity.

On June 30, 2006 Telmex entered into a syndicated loan agreement in the amount for 500 million dollars divided into two tranches of 250 million dollars each, with a four-year and six-year maturity, respectively.

S 24 AND S 29 SENIOR NOTES

On November 19, 2003, TELMEX issued a bond for U.S.$ 1.0 billion due November 2008, with an annual interest of 4.5%. Interests were payable semiannually. In November 2008, the Company repaid the outstanding balance of this bond.

On January 27, 2005, TELMEX placed senior notes in an aggregate principal amount of U.S.$1.3 billion in two issuances of U.S.$650 million each. The first one maturing in 2010 and bearing interest at 4.75% annual and the second one maturing in 2015 and bearing interest at 5.50% annual. Interests are payable semiannually. On February 22, 2005, there was a reopening of this transaction and the amounts of such issuances increased to U.S. $950 million and U.S. $800 million, respectively.

On January 26, 2006, TELMEX placed abroad a senior note in the amount of Ps. 4,500,000 (nominal value), maturing in 2016 and bearing interest at 8.75% annual. Interests are payable semiannually.

On September 30, 2005, TELMEX obtained approval for a long-term domestic senior notes program in the amount of Ps.10,000,000 (nominal value). As of April 30, 2007, domestic senior notes had been issued for the total amount authorized under this program.

On December 2007, TELMEX obtained approval for a long-term domestic senior notes program in the amount of Ps.10,000,000 (nominal value). In April 2008, domestic senior notes were placed in the amount of Ps.1,600,000. On July 8, 2009, two issuances of domestic senior notes were made under this program for a total amount of Ps.8,000,000.

S 29 SENIOR NOTES (LONG-TERM)

As of June 30, 2009 and 2008, this item rose to $ 26,940,716 and $ 34,397,175, respectively, and is comprised as follows:

	2009	2008
Domestic Senior Notes	Ps. 11,900,000	Ps. 11,900,000
Bonds	10,540,716	17,997,175
Global peso Senior Notes	Ps 4,500,000	4,500,000

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

On March 3, 2009 the Annual Ordinary Shareholders' Meeting approved to increase in Ps. 10,000,000 (nominal value), the funds authorized to repurchase its own shares, bringing the total maximum amount to Ps. $ 10,340,868 (nominal value).

From January through June 2009, the Company acquired 151.0 million L shares for Ps. 1,686,736 and 0.8 million A shares for Ps. 8,951.

From January through June 2008, the Company acquired 460.1 million L shares for Ps 8,542,529 and 1.1 million A shares for Ps. 21,504.

The Company's repurchased shares are applied to unappropiated retained earnings, in the amount exceeding the portion of the capital stock, corresponding to the repurchased shares.

S 104 EMPLOYEES BENEFITS

This item includes the projected net assets as of June 30, 2009 and 2008 pursuant to Mexican FRS D-3 “Employees Benefits”.

S 87 OTHERS

In this item there are included the inventories for telephone plant operation, which are valued by the average cost method and up to December 31, 2007 were updated based on the specific index method which is similar to its replacement value, without exceeding their market value.

S 58 OTHER CURRENT LIABILITIES

As of June 30, 2009 and 2008, this item rose to Ps. 9,924,179 and Ps. 8,742,636 respectively and is comprised as follows:

	2009	2008
Accounts payable	Ps. 6,812,784	Ps 6,745,543
Other accrued liabilities	1,511,514	995,475
Deferred credits	1,599,881	1,001,618

S 91 EMPLOYEE BENEFITS

This item includes liabilities for deferred employee profit sharing and actuarial obligations for labor termination as of June 30, 2009 and 2008, pursuant to Mexican FRS D-3 and Bulletin D-3, respectively.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate by dividing the cost of sales and services (Ref. R 02) by the inventories for sale (Ref. S 06), affecting the actual inventory turnover rate.

RECLASIFICATIONS

Certain 2008 financial statements have been reclassified to conform with the presentation used for the year 2009.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %
Integración de Servicios TMX, S.A. de C.V.	Investments in all types of businesses	106,419,052,434	100.00
Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	117,534,600	100.00
Aerofrisco, S.A. de C.V.	Air Taxi services	7,230,624,600	100.00
Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00
Buscatel, S.A. de C.V.	Paging services	142,445	100.00
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00
Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00
Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	279,634,377	100.00
Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00
Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100.00
Fintel Holdings, L.L.C.	Investments in all types of businesses	1,490	100.00
Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00
Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	50,000	100.00
Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00
Instituto Tecnológico de Teléfonos de México, S.C	Trainning & research services	1,000	100.00
Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	665,759	100.00
Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00
Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	15,377,595,000	100.00
Servicios Administrativos Tecmarketing, S.A. de C.V.	Software development, sales & management	60,687,728	100.00
Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00
Telecomunicaciones Controladora de Servicios, S.A. de C.V.	Investments in all types of businesses	138,839	100.00
Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00
Teléfonos del Noroeste, S.A. de C.V.	Telecommunication services	110,000,000	100.00
Telmex Holdings, Inc.	Telecommunication services	1,000	100.00
Teninver, S.A. de C.V.	Investments in all types of businesses	120,296,722	100.00
Uninet, S.A. de C.V.	Data transmission services	65,837,647	100.00

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	510,138,000	45.00	510,138	834,620
Centro Histórico de la Ciudad de México, SA de CV	Real estate services	16,004,000	12.79	80,020	103,914
2Wire, Inc.	Broadband Services	8,619,242	13.00	648,400	240,941
TM and MS, L.L.C.	Internet portal (Prodigy MSN)	1	50.00	29,621	159,865
Eidon Software, S.A. de C.V.	Software development	76,629,615	49.00	155,737	150,943
TOTAL INVESTMENT IN ASSOCIATES				1,423,916	1,490,283
OTHER PERMANENT INVESTMENTS					124,589
T O T A L				1,423,916	1,614,872

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
EXPORT DEVELOPMENT C. (1)	Y	16/03/2006	22/01/2014	1.45	0	0	0	0	0	0	75,434	92,246	184,492	164,029	143,566	119,307
JAPAN BANK INT. COOP. (1)	Y	27/03/2003	10/10/2009	1.99	0	0	0	0	0	0	565,824	0	0	0	0	0
MIZUHO CORPORATE BANK LTD (1)	Y	15/01/2007	10/03/2018	1.46	0	0	0	0	0	0	418,077	418,078	836,154	836,154	836,155	3,300,522
NATIXIS (3)	Y	28/02/1986	31/03/2022	2.00	0	0	0	0	0	0	13,708	13,708	27,417	27,416	27,417	139,659

SECURED DEBT
COMMERCIAL BANK
BANAMEX, S.A. (4)	N/A	21/02/2007	22/02/2010	5.00	0	1,500,000	0	0	0	0	0	0	0	0	0	0
BANK OF AMERICA, N.A. (2)	Y	13/06/2008	13/06/2014	0.95	0	0	0	0	0	0	0	0	0	0	0	660,115
BBV ARGENTARIA (6)	Y	12/02/2008	18/02/2014	0.79	0	0	0	0	0	0	0	0	0	0	0	2,723,105
BBVA BANCOMER (4)	N/A	26/02/2007	26/02/2010	5.04	0	1,300,000	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (2)	Y	30/06/2006	30/06/2010	0.80	0	0	0	0	0	0	0	3,300,575	0	0	0	0
BBVA BANCOMER (2)	Y	30/06/2006	30/06/2012	0.85	0	0	0	0	0	0	0	0	0	3,300,575	0	0
CITIBANK, N.A. (2)	Y	11/08/2006	20/10/2009	0.80	0	0	0	0	0	0	17,162,990	0	0	0	0	0
CITIBANK, N.A. (2)	Y	11/08/2006	20/10/2011	0.85	0	0	0	0	0	0	0	0	0	13,202,300	0	0
CITIBANK, N.A. (2)	Y	11/08/2006	11/08/2013	0.92	0	0	0	0	0	0	0	0	0	0	6,161,073	3,080,537
CISCO SYSTEMS (3)	Y	25/04/2007	19/11/2013	4.50	0	0	0	0	0	0	92,416	92,416	184,832	184,832	132,023	66,012
OTHER
TOTAL BANKS					0	2,800,000	0	0	0	0	18,328,449	3,917,023	1,232,895	17,715,306	7,300,234	10,089,257

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSAT TELMEX 02-4(3)	N/A	31/05/2002	31/05/2012	10.20	0	0	0	300,000	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 06 (5)	N/A	21/09/2006	15/09/2011	5.02	0	0	0	500,000	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 07 (3)	N/A	23/04/2007	16/03/2037	8.36	0	0	0	0	0	5,000,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 07-2 (4)	N/A	23/04/2007	16/04/2012	4.99	0	0	0	4,500,000	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 08 (3)	N/A	21/04/2008	05/04/2018	8.27	0	0	0	0	0	1,600,000	0	0	0	0	0	0
5 1/2 SENIOR NOTES (3)	Y	27/01/2005	27/01/2015	5.50	0	0	0	0	0	0	0	0	0	0	0	10,540,716
4 3/4 SENIOR NOTES (3)	Y	27/01/2005	27/01/2010	4.75	0	0	0	0	0	0	0	12,542,185	0	0	0	0
8 3/4 SENIOR NOTES PESOS (3)	N/A	31/01/2006	31/01/2016	8.75	0	0	0	0	0	4,500,000	0	0	0	0	0	0

SECURED DEBT
PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					0	0	0	5,300,000	0	11,100,000	0	12,542,185	0	0	0	10,540,716

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A				0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST (S26)		0	0	0	18,805,653	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					18,805,653	0	0	0	0	0	0	0	0	0	0	0

TOTAL					18,805,653	2,800,000	0	5,300,000	0	11,100,000	18,328,449	16,459,208	1,232,895	17,715,306	7,300,234	20,629,973

Notes:

  A.- Interest rates:

The credits breakdown is presented with an integrated rate as follows:

  6 months USD Libor rate plus margin

  3 months USD Libor rate plus margin

  Fixed Rate

  28 days TIIE rate plus margin

  91 days TIIE rate plus margin

  3 months JPY LIBOR plus margin

B.- The following rates were considered:

- Libor at 6 months in US dollars is equivalent to 1.1113 at June 30, 2009

- Libor at 3 months in US dollars is equivalent to 0.5950 at June 30, 2009

- TIIE at 28 days is equivalent to 5.0850 at June 30, 2009

- TIIE at 91 days is equivalent to 5.0400 at June 30, 2009

- Libor at 3 months in JPY is equivalent to 0.4550 at June 30, 2009

C.- The suppliers' Credits are reclassified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at June 30, 2009 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	5,960,600	13.2023
EURO (EUR)	13,462	18.5202
JAPANNESE YEN (JPY)	19,891,200	0.1369

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 6

  FOREIGN EXCHANGE MONETARY POSITION

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	134,377	1,774,087	0	0	1,774,087

LIABILITIES	6,092,444	80,434,276	225,144	2,972,424	83,406,700
SHORT-TERM LIABILITIES	2,764,736	36,500,882	2,076	27,410	36,528,292
LONG-TERM LIABILITIES	3,327,708	43,933,394	223,068	2,945,014	46,878,408

NET BALANCE	(5,958,067)	(78,660,189)	(225,144)	(2,972,424)	(81,632,613)

  Notes:

  Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:

CURRENCY	E.R.
DOLLAR (USD)	13.2023
EURO	18.5202
JAPANESE YEN	0.1369

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 7

  CALCULATION AND RESULT FROM MONETARY POSITION

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSETS) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT (ASSET) LIABILITIES

JANUARY	0	0	0	0.00	0
FEBRUARY	0	0	0	0.00	0
MARCH	0	0	0	0.00	0
RESTATEMENT	0	0	0	0.00	0
CAPITALIZATION	0	0	0	0.00	0
FOREIGN CORP.	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					0
FIGURES FOR INFORMATION PURPOSES:
CAPITALIZED MONETARY GAIN

  Notes:

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 8

  DEBT INSTRUMENTS

  Consolidated

  Final printing

  ---

  Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

  A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom, S.A.B. de C.V. (TELMEX's controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At June 30, 2009, the Company has complied with such restrictive covenants.

  ----

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 9

  PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

  Consolidated

  Final printing

  ---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 10

  RAW MATERIALS

  Consolidated

  Final printing

  ---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 11a

  SALES DISTRIBUTION BY PRODUCT

  SALES

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
LOCAL SERVICE	0	22,978,116	0.0
LONG DISTANCE SERVICE	0	9,095,501	0.0
INTERCONNECTION	0	8,397,664	0.0
CORPORATE NETWORKS	0	6,613,430	0.0
INTERNET	0	7,721,724	0.0
OTHERS	0	2,788,872	0.0
FOREIGN SALES
NET SETTLEMENT	0	1,478,426	0
LONG DISTANCE SERVICE	0	372,574	0
INTERNET	0	137,968	0
OTHERS	0	225,495	0
TOTAL		59,809,770

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 11b

  SALES DISTRIBUTION BY PRODUCT

  FOREIGN SALES

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	1,478,426
CORPORATE NETWORKS	0	98,734
OTHERS	0	297
FOREIGN SUBSIDIARIES
LONG DISTANCE SERVICE	0	372,574
INTERNET	0	39,234
OTHERS	0	225,198
TOTAL		2,214,463

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANALYSIS OF PAID CAPITAL STOCK

  Consolidated

  Final printing

  ---

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.0043	0	401,691,047	0	0	401,691,047	1,734	0
AA	0.0043	0	8,114,596,082	0	8,114,596,082	0	35,035	0
L	0.0043	0	9,886,990,231	0	0	9,886,990,231	42,688	0
TOTAL			18,403,277,360	0	8,114,596,082	10,288,681,278	79,457	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							18,403,277,360
NOTES: The nominal value per share is $0.0043175625 MXN

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 13

  PROJECT INFORMATION

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

ITEM	Thousand of Mexican Pesos
	2nd. Quarter 09 Apr-Jun	% of Advance	Amount used 2009	Budget 2009	% of Advance

DATA	915,755	23.9	2,691,902	3,826,413	70.4
INTERNAL PLANT	111,898	31.7	318,643	352,963	90.3
NETWORKS	189,206	36.4	341,444	519,920	65.7
TRANSMISSION NETWORK	429,641	23.1	1,227,010	1,861,949	65.9
SYSTEMS	12,031	6.2	60,830	194,076	31.3
OTHERS	579,679	47.6	790,009	1,218,385	64.8
TELMEX USA	1,226	4.7	3,245	26,294	12.3

TOTAL INVESTMENT TELMEX MEXICO	2,239,436	28.0	5,433,083	8,000,000	67.9

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 14

  TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

  Consolidated

  Final printing

  ---

Exchange rate variations

Transactions in foreign currencies are recorded at the exchange rate applicable at the time of its occurrence. The assets and liabilities in foreign currencies are valued at the exchange rate of the balance sheet date. The exchange rate differences between the execution date and the payment date, as well as those arising from the conversion of balances denominated in foreign currencies at the date of the financial statements, are applied to results.

Translation of financial statements of foreign companies

The financial statements of subsidiaries and associated companies located abroad are consolidated or the method of participation is recognized, as appropriate, after the financial statements are translated into the Mexican financial reporting standards in the relevant local currency, and conversion to the report currency. The conversion of monetary assets and liabilities in the financial statements of our associate and subsidiary, were translated into Mexican pesos at the exchange rate prevailing at year-end, stockholders' equity accounts at the exchange rate prevailing on the date the capital contributions were made and profits were generated; revenues, costs and expenses to the historical exchange rate and the difference resulting from the conversion process is recognized in the "Effect of conversion of foreign entities" which is included in the stockholders' equity, "other items of income earned" section.

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  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION OF MEXICO)

  Consolidated

  Final printing

  ---

Derivative Instruments

As of June 30, 2009, Teléfonos de México, S.A.B. de C.V. (the “Company”) had cross currency swap agreements in the equivalent of U.S.$4,666 million, which have hedged the exchange rate and interest rate risks related to the bonds with maturity in 2010 and 2015 for a total amount of U.S.$1,495 million and bank loans with maturity from 2009 to 2018 for a total amount of U.S.$3,171 millon. These hedges allowed us to fix the exchange rate of our debt on a weighted average exchange rate of $10.6613 Mexican pesos per US dollar, as well as to set a fixed rate with a range between 7.52% and 8.57% and for other cases, an average interest rate of 28-day TIIE less 23 basis points.

During the second quarter, the Company entered into forward agreements for U.S.$685 million at a weighted average exchange rate of $13.6666 per dollar. These agreements hedge bank loans with maturities until October 2009.

Additionally, the Company had interest rate swaps in Mexican pesos for Ps.$23,752 million to hedge the floating rate risk in local currency fixing it at an average of 8.19%, as well as interest rate swap agreements in U.S. dollars for U.S.$100 million to hedge our floating rate U.S. dollar debt, fixing it at 4.47%.

These transactions have been carried out based on the Company’s policies, strategies and guidelines that are explained below.

I. Qualitative and quantitative Information

i. Policies for using of derivative instruments

Objective to enter into derivative transactions and selected instruments

With the purpose of reducing the risks related to the variations of exchange rate and interest rate, the Company uses derivative instruments connecting the hedges to the contracted debt. The derivative instruments that have been selected are mainly:

  instruments for purchasing US dollars at a specified future time (forwards);

  instruments that involve the exchange of principal and interest from one currency to another (cross currency swaps); and

  instruments to fix the floating interest rates of the debt (interest rate swaps).

Hedge strategies

When the market conditions are favorable, the Company’s Management determines the amounts and objective parameters to be considered in the hedging agreements. This strategy seeks to reduce the risk exposure of abnormal fluctuations in the market of the main variables that affect our debt, including exchange rate and interest rate, maintaining a solid and healthy financial structure.

These strategies of hedging financial risks are included in the Corporate Governance Guidelines adopted by the Company, and its application is authorized by the Audit Committee.

Trading markets and eligible counterparts

The financial institutions and counterparts with which the Company enters into such derivative instruments are considered to have a proven reputation and solvency in the market, which allows us to balance our risk positions with the counterparts. Also, the Company only uses derivative instruments that are of common use in the markets, and therefore, can be quoted by two or more financial institutions to assure the best conditions in the negotiation.

Policies for the appointment of calculation and valuation agents

Given that the Company uses derivative instruments of common use in the market, it appoints a third party that is responsible to provide the market price of such instruments. These prices are compared by the Company with the ones provided by the financial intermediaries, also, in certain transactions the counterpart is able to act as valuation agent under the applicable documentation, when it is a financial institution with a proven reputation.

Main terms and conditions of the agreements

It is a policy of the Company that the amount, date and interest rate conditions of the debt to be hedged, if possible, have to coincide with the terms of the hedges, that is usual for this type of transactions in the different markets where it operates. All the transactions with derivative instruments are made under the ISDA Master Agreement (International Swap Dealers Association) standardized and duly executed by the legal representatives of the Company and the financial institutions, and in the case of counterparts in México, pursuant to the uses and practices of the market in our country.

Margin policies, collaterals and lines of credit

In some cases, the Company has entered into an accessory agreement to the ISDA Master Agreement with the financial institutions, the Credit Support Annex, which sets forth an obligation to grant collaterals for margin calls in case the mark-to market value exceeds certain established credit limits (threshold amount). The Company has the policy to keep a close watch of the volume of the transactions entered with each financial institution in order to avoid, if possible, any margin call.

Processes of levels of authorization required by type of negotiation

The strategy for hedging financial risks is discussed and approved by the Audit Committee. Subsequently, the Board of Directors is informed for its knowledge and ratification. The Treasury is in charge of its implementation and is supervised by the Company’s Chief Financial Officer.

Existence of a independent third party that reviews such processes

Both, the fulfillment of the Corporate Governance Guidelines and the measurement of effectiveness of the derivative instruments, to comply with the international financial reporting standards, are discussed with the external auditors that validate the correct accounting application of the effect of such instruments in the income statement and the balance sheet.

ii. Generic description of the valuation techniques

As previously stated, derivative instruments are carried out by the Company only for hedging purposes. The measurement of the effectiveness of the hedges is made in a prospective and retrospective manner. For the prospective valuation, we use statistic techniques that allow us to measure in what proportion the change in the value of the hedged debt (primary position) is compensated by the change in the value of the derivative instrument. The retrospective valuation is made by comparing the historic results of the debt flows with the flows of the respective hedges.

iii. Internal and external liquidity sources to meet the requirements related to derivative instruments

It is estimated that the Company’s cash generation has been enough to service debt and the established derivative instruments to hedge the risks associated with such debt.

iv. Changes in the exposure to the main identified risks and its management

The identified risks are those related to the variations of the exchange rate and interest rate. Given the direct relationship between the hedged debt and the derivative instruments and that they do not have any variables that could affect or terminate the hedge in advance, the Company does not foresee any risk that such hedges could differ from the original purpose for which the hedges were established.

In the second quarter of 2009, it was recognized in the statements of income a net charge of Ps.5,373 million for the exchange rate hedges and an accrued net charge as of June of Ps.1,205 million. Furthermore, it was recognized in the statements of income a net charge of Ps.338 million and an accrued net charge as of June of Ps.1,213 million for interest rate hedges.

In this second quarter, there have not been any margin calls.

To date, there has not been any breach in the terms and conditions of the respective agreements.

v. Quantitative information

See TABLE 1 attached.

II. SENSITIVITY ANALYSIS

In the case of the Company, the sensitivity analysis does not apply for the derivative instruments, since they are only carried out for hedging purposes.

Derivative Instruments Summary
Figures in thousands of Mexican pesos and US dollars

Type of Derivative	Purpose of Hedging, Negotiation or Others	Notional Amount		Value of the Underlying Asset Variable of Reference		Reasonable Value		Maturity Amounts per year	Collateral/Lines of Credit (*)
		Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	Current Quarter	Previous Quarter

Exchange Rate Hedges (principal and interests)
		USD	USD	TIIE	TIIE	MXN	MXN
Cross Currency Swap	Hedging	4,460,168	4,460,168	5.0850	7.1500	13,059,462	17,382,399	(1)
				EXCHANGE RATE	EXCHANGE RATE
				13.2023	14.3317

Subtotal		4,460,168	4,460,168			13,059,462	17,382,399

		USD	USD	EXCHANGE RATE	EXCHANGE RATE
Forwards	Hedging	685,000	-	13.2023	14.3317	(182,729)	-	(2)

Total		5,145,168	4,460,168			12,876,733	17,382,399

		YEN	YEN	TIIE	TIIE
Cross Currency Swap	Hedging	19,891,200	19,891,200	5.0850	7.1500	757,702	859,385	(3)
				EXCHANGE RATE	EXCHANGE RATE
				0.1369	0.1446

Exchange Rate Hedges (interests only)
		USD	USD	TIIE	TIIE
Cross Currency Coupon Swap	Hedging	350,000	350,000	5.0850	7.1500	(12,568)	(41,442)	(4)
				EXCHANGE RATE	EXCHANGE RATE
				13.2023	14.3317

Interest Rate Hedges (floating rate to fixed rate)
		MXN	MXN	TIIE	TIIE	MXN	MXN
Interest Rate Swap	Hedging	23,752,125	23,752,125	5.0850	7.1500	(899,354)	(1,123,395)	(5)

		USD	USD	LIBOR	LIBOR
Interest Rate Swap	Hedging	100,000	100,000	0.6563	1.1919	(12,032)	(22,757)	(6)

					TOTAL	12,710,482	17,054,190

(*) Of our hedge agreements, 56.4% of the total hedged amount include margin calls when the market value exceeds the amounts of the lines of credit that we have for the amount of USD$290 millon.

(1) These swaps hedge the debt position in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE less a margin and with an average life of 5 years.

(2) This forward position mainly hedges debt position in US dollars with maturity in October 2009.

(3) These swaps hedge debt position in Yens, with the obligation of paying in Mexican pesos $2,000 million (equivalent to USD$206 million) at a floating rate and mature in February 2014.

(4) These swaps hedge the interest payment of debt in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE less a margin and with maturities up to 2010.

(5) These agreements hedge debt position in Mexican pesos at a floating rate, fixing it at an average of 8.19% and with an average life of 7 years.

(6) These agreements hedge debt position in US dollars at a floating rate, fixing it at an average of 4.47% and mature in August 2009.

 ---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

---

ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A.B. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD ING. JAIME CHICO PARDO AV. PASEO DE LAS PALMAS No. 750 - 7TH. FLOOR, COL. LOMAS DE CHAPULTEPEC 11000 MEXICO, D.F. 56 26 37 04 52 82 82 jchico@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER LIC. HECTOR SLIM SEADE PARQUE VIA 190 - 10TH. FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

INVESTOR INFORMATION RESPONSIBLE

INVESTORS RELATIONS MANAGER

LIC. ANNA DOMINGUEZ GONZALEZ

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPONSIBLE COMPTROLLER LIC. ROLANDO REYNIER VALDES PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 92 92 57 05 62 31 rreynier@telmex.com

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

CO-CHAIRMAN	ING.	JAIME	CHICO	PARDO
VICE CHAIRMAN (INDEPENDENT)	C.P.	JUAN ANTONIO	PEREZ	SIMON

BOARD PROPIETORS (INDEPENDENT)	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS (INDEPENDENT)	DRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS (INDEPENDENT)	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS (INDEPENDENT)	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS (INDEPENDENT)	LIC.	JOSE	KURI	HARFUSH
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS (INDEPENDENT)	SR.	MICHAEL	J.	VIOLA
BOARD PROPIETORS	LIC.	HECTOR	SLIM	SEADE
BOARD PROPIETORS (INDEPENDENT)	SR.	LARRY	I.	BOYLE
BOARD PROPIETORS (INDEPENDENT)	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS (INDEPENDENT)	LIC	RICARDO	MARTIN	BRINGAS

BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES (INDEPENDENT)	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES (INDEPENDENT)	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES (INDEPENDENT)	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES (INDEPENDENT)	ING.	MARCOS	FRANCO	HENAIZ
BOARD ALTERNATES (INDEPENDENT)	LIC.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASSISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2009.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - SECOND QUARTER 2009.